NATIONAL INSTRUMENTS CORPORATION
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE COMMISSION COMMENTS AS SET FORTH IN THE STAFF’S LETTER DATED AUGUST 21, 2007

        This Memorandum sets forth the response of National Instruments Corporation (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated August 21, 2007 regarding executive compensation and other related disclosures in the Company’s definitive proxy statement filed on April 2, 2007 (“Proxy Statement”).

        This Memorandum is being filed via EDGAR. For convenience, the Company has incorporated the Staff’s comments in bold typeface before each of its responses.

Certain Relationships and Related Transactions

SEC Comment No. 1

Please describe your policies and procedures for the review, approval, or ratification of transactions required to be reported under Item 404(a) of Regulation S-K. Disclose whether the policies and procedures are in writing, and if not, how such policies and procedures are evidenced. Please refer to Item 404(b)(1)(i)-(iv) of Regulation S-K.

Response to Comment No. 1

        Disclosure in future filings of the Company’s definitive proxy statement will include further detail regarding the policies and procedures for the review, approval or ratification of transactions required to be reported under Item 404(a) of Regulation S-K, including a specific statement whether such policies and procedures are in writing. In particular, the Company will revise the second paragraph appearing under the heading “Certain Relationships and Related Transactions” to read substantially as follows:

Pursuant to its written charter, the Audit Committee is responsible for reviewing NI’s policies relating to the avoidance of conflicts of interests and past or proposed transactions between NI, members of the Board of Directors of NI, and management. NI considers “related person transactions” to mean all transactions involving a “related person,” which under SEC rules means an executive officer, director or a holder of more than five percent of NI’s common stock, including any of their immediate family members and any entity owned or controlled by such persons. The Audit Committee determines whether the related person has a material interest in a transaction and may approve, ratify, rescind or take other action with respect to the transaction in its discretion.

In any transaction involving a related person, NI’s Audit Committee would consider the available material facts and circumstances of the transaction, including: the direct and indirect interests of the related person; the risks, costs and benefits of the transaction to NI; whether any alternative transactions or sources for comparable services or products are available; and in the event the related person is a director (or immediate family member of a director or an entity with which a director is affiliated) the impact that the transaction will have on a director’s independence.

After considering such facts and circumstances, NI’s Audit Committee determines whether approval, ratification or rescission of the related person transaction is in NI’s best interests. NI’s Audit Committee believes that all employees and directors should be free from conflicting interests and influences of such nature and importance as would make it difficult to meet their applicable fiduciary duties and loyalty to NI, and reviews all related party transaction against the foregoing standard.

NI’s written policies and procedures for review, approval or ratification of transactions that pose a conflict of interest, including related person transactions, are set forth in its Code of Ethics, which contains, among other policies, a conflicts of interest policy for all employees, including NI’s executives, and a conflicts of interest policy for non-employee directors.

Under NI’s written conflicts of interest policy applicable to all employees, including NI’s executives, every employee is required to report to NI’s President information regarding the existence or likely development of conflicts of interest involving themselves or others within NI. While NI provides examples of potential conflicts of interests, such as investments in enterprises that do business with NI, compensation for services to any person or firm which does business with NI, or gifts and loans and entertainment from any person or firm having current or prospective dealings with NI, the policy applicable to employees expressly states that the examples provided are illustrative only and that each employee should report any other circumstance which could be construed to interfere actually or potentially with loyalty to NI. Transactions involving potential conflicts of interests for employees are reviewed by NI’s President, who makes a determination as to whether there exists any conflict of interest or relationship which violates NI’s policies and the appropriate actions to take with respect to such relationship. On an annual basis, NI’s General Counsel reports to the Audit Committee the conflict of interest reports received and acted upon by the President.

The written conflicts of interest policy applicable to all non-employee directors is substantially similar to the conflicts of interest policy applicable to NI employees, with the exception that every non-employee director is required to report potential conflict of interest situations to the Audit Committee, which is responsible for making the determination as to whether there exists any conflict of interest or relationship which violates such policy. If the Audit Committee determines that a conflict of interest exists, the non-employee director involved will be required to dispose of the conflicting interest to the satisfaction of the Audit Committee.

Director Compensation

SEC Comment No. 2

With respect to the stock awards reported in the third column, clarify in the footnote the grant date fair value of each award computed in accordance with FAS 123R and the assumptions made in the valuation by reference to a discussion of those assumptions in National Instruments’ financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis. See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K and the Instruction to 402(k).

Response to Comment No. 2

        Disclosure in future filings of the Company’s definitive proxy statement with respect to stock awards granted to directors will clarify in a footnote the grant date fair value of each award computed in accordance with FAS 123R in substantially the following form:

The grant date fair value of the 5,001 RSUs granted to each of the non-employee directors in 2006 was approximately $156,381. Grant date fair value is calculated using the closing price of the day immediately preceding the date of grant multiplied by the number of RSUs granted. In 2006 each independent director was granted 5,001 RSUs on May 9, and the grant date fair value of each RSU grant was based on the May 8 closing price of $31.27 per share.

        The dollar amount recognized for financial statement reporting purposes is the grant date fair value divided by the monthly estimated life of the RSU grant.  The value of the monthly estimated life of the RSU grant is expensed monthly.  The monthly estimated life of the directors’ grants is 36 months. Disclosure of the foregoing method for calculating the compensation expense for RSUs will be added to the footnote regarding stock awards reported in the third column of the Director Compensation Table in future filings of the Company’s definitive proxy statement.

SEC Question No. 3

Please disclose by footnote to the appropriate column the grant date fair value of each option award computed in accordance with FAS 123R and the assumptions made in the valuation of option awards made in 2006.

Response to Comment No. 3

        No options were awarded to the Company’s directors in 2006. With respect to the option awards reported in the fourth column of the Director Compensation Table, the amounts reflect the dollar amount recognized for financial statement reporting purposes with respect to 2006 in accordance with FAS 123R for stock options granted prior to 2006. As a result, the Company cross-referenced to the footnotes in its financial statements with respect the assumptions made in the valuation of options grants made prior to 2006.

        Disclosure in future filings of the Company’s definitive proxy statement relating to dollar amounts recognized for financial statement purposes with respect to option awards to director will clarify that no options were granted in the last fiscal year, as applicable. In particular, the Company will replace the first sentence of footnote 2 to the Director Compensation Table to read substantially in the form as follows:

No options were awarded in last fiscal year. The dollar value of the option awards is the dollar amount recognized for financial statement reporting purposes with respect to the last fiscal year in accordance with FAS 123R and thus includes amounts from awards granted prior to the last fiscal year.

Compensation Discussion and Analysis

SEC Question No. 4

You state that you assemble peer group executive compensation data and compare your executive compensation levels with those of other technology companies that you believe to be comparable in terms of market capitalization and annual revenue. Identify those peer group companies against which you have benchmarked your compensation. Clarify how these companies and survey data are used to determine total compensation or individual elements of compensation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response to Comment No. 4

        Disclosure in future filings of the Company’s definitive proxy statement will include further detail on the use of survey data. Except as discussed below with respect to the use of the Radford Surveys, NI does not use peer group executive compensation data. NI believes that disclosure of the entire list of approximately 250 companies included in the Radford Surveys, or selectively identifying companies within such list, would not be useful to investors. The Company will add disclosure to clarify its use of survey data and peer group data in substantially the form as follows:

Radford Surveys, a leading provider of compensation survey data of technology companies, provides NI with executive compensation data of companies in the high technology industry that have annual revenues ranging from $200 million to $1 billion. NI believes the information from such range is appropriate because it affords an adequate sample size of comparable high technology companies and because the average annual revenue of the companies in such range is comparable to NI’s annual revenue. NI compares the compensation of its executive officers with that of the executive officers in the Radford Surveys as a whole rather than any individual company within such survey.

NI believes that total compensation at or around the 50th percentile of the peer companies provided in the Radford Survey as a group is the appropriate starting point for benchmarking the compensation of its executives. Though NI uses such 50th percentile as a reference point, NI does not target a specific percentile in the range of comparative data for each individual executive or for each component of compensation. Instead, NI structures a total compensation package in view of the comparative data and such other factors specific to the individual, including level of responsibility, prior experience and expectations of future performance. NI uses data obtained from Radford Surveys to test for reasonableness and competitiveness of its compensation package as a whole, but exercises judgment in allocating compensation among executives and within each element of an individual’s total compensation package. Other than the use of the Radford Surveys described above, NI does not use peer group executive compensation data.

SEC Question No. 5

As a general matter, your Compensation Discussion and Analysis does not appear to fully respond to the requirements of Item 402(b) of Regulation S-K. Please provide a more detailed discussion and more thorough analysis of each element of compensation. Please refer to Item 402(b) and Section II.B of Release No. 33-8732A and revise to provide appropriate information pursuant to the item requirement. For example, describe more fully each element of compensation, why you choose to pay the annual incentive element, how you determine the amount for each element to pay and how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. In addition, Item 402(b)(2) of Regulation S-K sets forth examples of material information that could be appropriate for discussion in your Compensation Discussion and Analysis. To this extent, it is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in this disclosure guideline. We specifically refer you to paragraphs (i)-(iii), and (vi) of Item 402(b)(2) of Regulation S-K.

Response to Comment No. 5

        In its Proxy Statement, the Company introduces each element of compensation in the section heading titled “Elements of Executive Compensation” and then provides further detail on each element of compensation on pages 15-18. Disclosure in future filings of the Company’s definitive proxy statement will include additional discussion regarding why the Company pays compensation under the Annual Incentive Plan. In particular, the Company will add disclosure in substantially the form as follows:

The annual cash incentive cash bonus program is an “at risk” bonus designed to induce NI’s executive officers to accomplish a set of goals based upon individual performance and NI’s business goals and reflects NI’s philosophy that total compensation should be related to individual performance and NI’s performance.

        In its Proxy Statement, the Company indicated that there is no formula for determining the amount of base salary, discretionary cash bonus or restricted stock units awarded to each executive of the Company. In each case, the Company exercises its judgment and discretion on a case-by-case basis, to determine such elements of compensation. The amount payable under annual cash performance program is based upon revenue growth and profitability measures, which are described in detail in the Proxy Statement.

        With respect to each of the annual incentive cash bonus program and the long term incentive program, the Company sets cash bonus targets based on information provided through the Radford Surveys regarding cash bonus levels of executives at similarly-situated companies, the recommendation of NI’s Chief Executive Officer, and each executive officer’s function and past performance. The amount of cash bonus ultimately paid depends on the extent to which performance goals are achieved, in each case subject to adjustment at the discretion of the Compensation Committee. The Company will add disclosure in future filings of the Company’s definitive proxy statement to reflect the statements in this paragraph.

        The Company does not have specific policies for allocating between long-term and currently paid out compensation nor policies for allocating between cash and non-cash compensation, and among different forms of non-cash compensation. Other than the Company’s President and Chief Executive Officer, who does not participate in the Annual Incentive Plan and has not received any equity awards, each executive of the Company receives a mix of compensation comprised of base salary, cash bonuses and equity awards. The amount of compensation allocated to each element of compensation is determined on a case-by-case basis. The Company will add disclosure in future filings of the Company’s definitive proxy statement to reflect the statements in this paragraph.

        In pages 15-18 of its Proxy Statement, the Company states that the Annual Company Cash Performance Program, the level of RSUs awards and the Long Term Incentive Program, are, in each case, based in part or in whole on the Company’s performance. With respect to the Annual Company Cash Performance Program, the Company must achieve certain goals for revenue growth and profitability in order for there to be payout to substantially all regular full-time and part-time employees. The overall level of equity awards, from which a portion of the pool is allocated to executives, is linked to the revenue growth of the Company. Payouts under the Long Term Incentive Program are based on the Company’s compound annual revenue growth rate and average operating profit during the five year performance period beginning on January 1, 2004 and ending on December 31, 2008.

        With respect to the Discretionary Cash Bonus Program, the Company indicates that awards under this program, which have historically ranged between $50 and $2,000 per award, are discretionary and based on special achievement by the employee.

        With respect to the Annual Incentive Plan (“AIP”), the Company indicates that payments are based upon achievement of individual performance criteria and NI business goals and states that NI’s President and Compensation Committee, acting together, have the discretion to pay all or a portion of an amount to an AIP participant even if such participant did not meet a particular objective if NI’s President and Compensation Committee believe that such payment is appropriate to achieve the objectives of the program. On page 16 of its Proxy Statement, the Company states that the Compensation Committee’s exercise of discretion under the AIP resulted in named executives receiving compensation ranging from $5,000 to $16,500 that such named executives would not have received if the Compensation Committee had not exercised any discretion under the AIP.

SEC Comment No. 6

You provide some description of how company performance affects annual bonuses and equity based awards, but only a general discussion and little analysis of the effect of individual performance, even though your disclosure suggests it is a factor considered by the compensation committee. Please expand your disclosure to provide additional qualitative, and if applicable, quantitative detail and analysis of how individual performance contributed to actual 2006 compensation for named executive officers. For example, disclose the financial and operations goals within a named executive officer’s individual area of responsibility, the general guidelines the committee looks to in assessing execution of such goals and whether certain factors or goals are considered more determinative of compensation levels than others. Further, discuss, in greater detail, the growth and profitability measures of the sales commission program that your Senior Vice President of Sales and Marketing participates in and provide clear disclosure of the specific objectives targeted to reward achievement in the Annual Incentive Program. See Item 402(b)(2)(vii) of Regulation S-K.

Response to Comment No. 6

        Individual performance is a key factor in determining compensation for the named executive officers. As stated on page 15 of its Proxy Statement, the Company determines base salary for each executive based on the prior performance of such executive and other factors. As stated on page 16 of its Proxy Statement, awards under the Discretionary Cash Program are made in recognition of a special individual achievement by an employee.

        In addition, in determining the grants of RSUs and any increases in base salary, the Compensation Committee takes into consideration the prior individual performance of an executive officer. The Company will add disclosure in future filings of the Company’s definitive proxy statement to reflect the foregoing statement.

Annual Incentive Program

        Disclosure in future filings of the Company’s definitive proxy statement relating to NI’s annual incentive cash bonus program will include further detail on the specific objectives to reward achievement under such program. In particular, the Company will add disclosure in substantially the form as follows:

The tables below set forth the performance criteria, potential and actual awards under the AIP as well as the weightings assigned to the objectives for 2006 for each of the named executives, except Dr. Truchard, NI’s President and Chief Executive Officer, who does not participate in the program:

2006 Annual Incentive Program Goals and Awards for the Named Executives

Alexander Davern, Chief Financial Officer, Senior Vice President Manufacturing & IT Operations; Treasurer
2006 Officer Bonus Goals (1)	% Goal Weighting	$ Goal Value (2)	2006 Actual Payout
1) Manufacturing to meet delivery and quality goals	20%	$16,500	$16,500
2) Achieve gross margin goal	20%	$16,500	$16,500
3) Ensure 2006 spending within budget	20%	$16,500	$16,500
4) Achieve internal controls goals	15%	$12,375	$12,375
5) Manage General & Administrative employee costs	15%	$12,375	$0
6) Enhance Communications with investment Community	10%	$8,250	$6,600
	100%	$82,500	$68,475

(1)	NI is not disclosing the specific performance targets and actual performance measures for these goals because they represent confidential information that it does not disclose to the public and NI believes that disclosure of such information would cause it competitive harm. The specific performance goals were set to be a moderately difficult, or stretch goal, but not unachievable.

(2)	Under the AIP, Mr. Davern is eligible to receive a maximum amount of $82,500, which is equal to 30% of his base salary, $275,000.

Timothy Dehne, Senior Vice President, Research & Development
2006 Officer Bonus Goals (1)	% Goal Weighting	$ Goal Value (2)	2006 Actual Payout
1) Achieve scheduled product development release goals	30%	$23,580	$18,878
2) Achieve strategic initiative goals	25%	$19,650	$14,048
3) Achieve new product success goals	25%	$19,650	$2,358
4) Achieve gross margin goal	20%	$15,720	$15,720
	100%	$78,600	$51,004

(1)	NI is not disclosing the specific performance targets and actual performance measures for these goals because they represent confidential information that it does not disclose to the public and NI believes that disclosure of such information would cause it competitive harm. The specific performance goals were set to be a moderately difficult, or stretch goal, but not unachievable.

(2)	Under the AIP, Mr. Dehne is eligible to receive a maximum amount of $78,600, which is equal to 30% of his base salary, $262,000.

Peter Zogas, Senior Vice President, Sales & Marketing
2006 Officer Bonus Goals (1)	% Goal Weighting	$ Goal Value (2)	2006 Actual Payout
1) Achieve new product revenue goals	25%	$19,500	$2,340
2) Achieve major account initiatives	40%	$31,200	$0
3) Implement pricing objectives	10%	$7,800	$7,800
4) Meet revenue targets	10%	$7,800	$7,800
5) Achieve keynote delivery goals	15%	$11,700	$11,700
	100%	$78,000	$29,640

(1)	NI is not disclosing the specific performance targets and actual performance measures for these goals because they represent confidential information that it does not disclose to the public and NI believes that disclosure of such information would cause it competitive harm. The specific performance goals were set to be a moderately difficult, or stretch goal, but not unachievable.

(2)	Under the AIP, Mr. Zogas is eligible to receive a maximum amount of $78,000, which is equal to 30% of his base salary, $260,000.

John Graff, Vice President, Marketing, Customer Operations and Investor Relations
2006 Officer Bonus Goals (1)	% Goal Weighting	$ Goal Value (2)	2006 Actual Payout
1) Achieve new product revenue goals	20%	$9,000	$1,080
2) Achieve expense management goals	25%	$11,250	$9,000
3) Achieve web revenue goals	20%	$9,000	$4,640
4) Achieve lead growth goals	10%	$4,500	$4,500
5) Achieve business development goals	15%	$6,750	$4,687
6) Implementing pricing objectives	10%	$4,500	$4,500
	100%	$45,000	$28,407

(1)	NI is not disclosing the specific performance targets and actual performance measures for these goals because they represent confidential information that it does not disclose to the public and NI believes that disclosure of such information would cause it competitive harm. The specific performance goals were set to be a moderately difficult, or stretch goal, but not unachievable.

(2)	Under the AIP, Mr. Graff is eligible to receive a maximum amount of $45,000, which is equal to 20% of his base salary, $225,000.

In assessing performance against the objectives for each named executive participating in the AIP, NI’s President considered the actual results for 2006 against the specific deliverables associated with each objective, the extent to which the objective was a significant stretch goal for the organization, and whether significant unforeseen obstacles or favorable circumstances altered the expected difficulty in achieving the desired results. Based on the foregoing factors, NI’s President recommended, and the Compensation Committee approved, an amount of cash payment for each objective for each named executive. As demonstrated by the total amounts set forth under the column heading “2006 Actual Payout,” the extent to which NI’s named executive officers achieved the maximum payout applicable to them ranged from 38%-83% of the total amount they were eligible to receive under the AIP.

Sales Commission Program Applicable to Senior Vice President of Sales and Marketing

        Disclosure in future filings of the Company’s definitive proxy statement relating to its sales commission program will include further detail on the growth and profitability measures of the program that are applicable to Senior Vice President of Sales and Marketing. In particular, the Company will add disclosure in substantially the form as follows:

For 2006, Mr. Zogas’ annual target sales commission was set December 21, 2005 at $50,000 by the Compensation Committee to be effective January 1, 2006. In September 2006, the Compensation Committee reviewed the target of $50,000 and reaffirmed such target as the basis for determining actual payments to Mr. Zogas under the sales commission program. The amount of the sales commission actually paid to Mr. Zogas is based on two variables: (x) NI’s actual quarterly year over year revenue growth compared to the target quarterly year over year revenue growth as set forth in the operating budget (“revenue factor”) and (y) NI’s actual quarterly operating profit compared to the target quarterly operating profit as set forth in the operating budget (the “profit factor”). The profit factor may not exceed 1 for the purposes of computing the commission. NI’s Board of Directors approves the operating budget which sets the target quarterly year over year revenue growth and target quarterly profit used for the purposes of calculating the actual commission payments made to Mr. Zogas. Expressed as a formula, the commission calculation for each quarter of the last fiscal year was as follows:

	[Actual Qtr Rev. Growth % - Target Qtr Rev. Growth % +20]		[Actual Qtr Profit %]
2 X		X		X $12,500
	40		[Target Qtr Profit %]

NI is not disclosing the specific target levels utilized in the formula set forth above for determining Mr. Zogas’ sales commission payouts because they represent confidential information that NI does not disclose to the public and NI believes that disclosure of such information would cause it competitive harm. The specific target levels were set to be a moderately difficult, or stretch goals, but not unachievable.

Under this sales commission program, Mr. Zogas earned for 2006 an aggregate of $54,599, which represents approximately 109% of the annual target commission amount of $50,000 set by the Compensation Committee.

Annual Company Cash Performance Bonus Program

SEC Comment No. 7

Disclose the target level of year over year revenue growth excluding growth from recent acquisitions that needed to be achieved in order for all employees to receive an additional 1% payout under the Annual Performance Bonus Program or provide a supplemental analysis as to why it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer to Item 402(b)(2)(v) of Regulation S-K. To the extent that it is appropriate to omit specific targets and you provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response to Comment No. 7

        The payment of an additional 1% payment under the Annual Performance Bonus Program for all employees was conditioned upon the Company achieving greater than 20% year over year revenue growth, excluding growth from recent acquisitions, for the fiscal year ended December 31, 2006. To the extent the Company has a similar program providing for additional payout under the Annual Performance Bonus Program in future years, the Company will either disclose the performance goal needed to achieve the additional payout or if disclosure would result in competitive harm to the registrant, the Company will instead provide disclosure regarding the level of difficulty, or ease, associated with achieving the performance goals.

Change of Control Considerations

SEC Comment No. 8

Your 1994 Incentive Plan and 2005 Incentive Plan provides that in the event of a change of control, all unvested RSUs and stock options held by executive and non-executive employees shall immediately vest in full. Please substantially revise this section to include all information contemplated by Item 402(j) of Regulation S-K. For instance, describe the circumstances that would be considered a change of control resulting in the immediate vesting of RSUs and stock options, quantify the estimated payments and benefits, and explain any material conditions or obligations applicable to the receipt of the payment or benefit. Please refer to Item 402(j)(1)-(5) of Regulation S-K and the Instructions to Item 402(j).

Response to Comment No. 8

        Disclosure in future filings of the Company’s definitive proxy statement will include additional information as contemplated by 402(j) for the Company’s named executive officers with respect to any Company incentive plan that provides for full and immediate vesting of all outstanding unvested awards upon a change of control of the Company (whether the recipient is an executive or an employee). Such information shall include a description of the circumstances that would be considered a change of control resulting in the immediate vesting of RSUs and stock options under the 1994 Incentive Plan and 2005 Incentive Plan, quantification of the estimated payments and benefits, and explanation of any material conditions or obligations applicable to the receipt of the payment or benefit for the Company’s named executive officers. Specifically, the Company will add disclosure in substantially the form as follows:

      Potential Payments Upon Termination or Change-In-Control

As described in the Compensation Discussion and Analysis, NI does not have employment, severance or change in control agreements with its employees, including its named executives. However, NI’s 1994 Incentive Plan and 2005 Incentive Plan each provide for acceleration of all unvested stock options and RSUs, respectively, in the event of a change of control of NI or the award recipient’s death or disability (each, an “acceleration event”). A change of control under each of the 1994 Incentive Plan and 2005 Incentive Plan means any of the follow events:

o	any person becomes the beneficial owner of fifty percent (50%) or more of the total voting power represented by NI’s outstanding voting securities;
o	existing members of NI's Board of Directors cease to constitute at least a majority of the Board of Directors;
o	a public announcement is made of a tender or exchange offer for fifty percent (50%) or more of the outstanding voting securities of the Company;
o	the stockholders of NI approve a merger or consolidation of NI with any other corporation or partnership, unless NI stockholders prior to such transaction will hold a majority of the voting power of the surviving or acquiring entity; or
o	the stockholders of NI approve a plan of complete liquidation of NI or an agreement for the sale or disposition by NI of all or substantially all of NI’s assets.

In the case of disability, unvested stock options under the 1994 Incentive Plan may only be exercised within the six month period following the date of disability and any award not exercised before the expiration of such period shall terminate. Unless an optionee’s legal representatives, heirs, legatees or distributee exercise outstanding awards issued under the 1994 Incentive Plan in the six month period following the date of such optionee’s death, any unexercised awards shall terminate upon the expiration of such six month period.

In the case of unvested RSUs under the 2005 Incentive Plan, 100% of the RSUs that have not vested as of the date of death or disability will immediately vest.

The following table shows the estimated benefits that would have been received by the named executives if an acceleration event had occurred on December 29, 2006, the last business day for the fiscal year ended December 31, 2006.

Name	Stock Option Acceleration (1)	RSU Acceleration (2)	Total
James J. Truchard (3)	—	—	—
Alexander M. Davern	$968,126	$753,486	$1,712,612
Timothy R. Dehne	$486,665	$753,486	$1,240,151
Peter Zogas, Jr	$1,293,984	$753,486	$2,047,470
John M. Graff	$635,543	$376,729	$1,012,272

(1)	In calculating estimated benefits from acceleration of outstanding stock option award, NI assumes each named executive exercised all in-the-money options at $27.24 (the closing market price for NI’s common stock on December 29, 2006, the last business day for the fiscal year ended December 31, 2006). If the exercise price for an option is above the quoted closing price of NI common stock, it has a zero value for the purpose of calculation the estimate benefit to the named executive.

(2)	The amounts represent the number of unvested restricted stock units multiplied by per share closing market price of NI’s common stock on December 29, 2006, which was $27.24 for each of the outstanding unvested RSU’s held by such executive.

(3)	Dr. Truchard has did receive any stock options under the 1994 Incentive Plan and does not receive grants of RSUs under the 2005 Incentive Plan.

Summary Compensation Table

SEC Comment No. 9

With respect to the amounts listed in the stock awards column, disclose by footnote the assumptions made in determining the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. The discussion of the assumptions may be made by reference to a discussion of those assumptions in the financial statements, footnotes to financial statements, or discussion in the Management’s Discussion and Analysis. See the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response to Comment No. 9

        The dollar amount recognized for financial statement reporting purposes is the grant date fair value divided by the monthly estimated life of the RSU grant.  The value of the monthly estimated life of the RSU grant is expensed monthly.  The monthly estimated life of grants of RSUs to named executive officers is 100 months. Disclosure of the foregoing method for calculating the compensation expense for RSUs will be added to the footnote regarding stock awards reported in the stock awards column of the Summary Compensation Table in future filings of the Company’s definitive proxy statement.

Outstanding Equity Awards

SEC Comment No. 10

You state in footnote 1 that the options vest as to 1/120 of the award on each monthly anniversary of the vesting commencement date, subject to acceleration based upon your financial performance. Please clarify the circumstances which would trigger this acceleration.

Response to Comment No. 10

        Disclosure in future filings of the Company’s definitive proxy statement relating to vesting schedule of outstanding equity awards will include further detail regarding the circumstances which would trigger acceleration of options due to Company financial performance. In particular, the Company will add to the footnotes discussing the vesting dates of outstanding options held at fiscal year end by its named executive officers additional disclosure in substantially the form as follows:

The maximum amount of accelerated vesting per year based on NI’s financial performance is 10% of the total number of shares subject to the option. The actual number of shares subject to the option that can be accelerated each year based on NI’s financial performance is determined based upon the year over year percentage revenue growth and the percentage operating profit as a percent of revenue. To achieve the maximum of 10% option acceleration, NI would have to achieve 40% year over year revenue growth and 18% operating profit as a percent of revenue.

General Matters

In addition, the Company acknowledges the following:

o	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
o	staff comments or changes in disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

National Instruments Corporation
By: /s/ James J. Truchard Dr. James J. Truchard, Chairman of the Board and President